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HEMINGER, PEGGY C.
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FROM:       Heminger, Peggy C.
SENT:       Friday, August 28, 2015 2:37 PM
TO:         'Oh, Min S.' (OHM@SEC.GOV)
CC:         Conner, W. Thomas
SUBJECT:    First MetLife Investors Insurance Company - Class O (offered on and after ______, 2015) (File No. 333-205137)

Mr. Oh:

In response to oral comment (C) regarding the initial registration statement on Form N-4 for the Class O (offered on and after ______, 2015) variable annuity contracts of First MetLife Investors Insurance Company, which the staff of the Securities and Exchange Commission provided to us on August 21, 2015, please find below the first paragraph under the caption, "Managing Your Withdrawals," as revised to include clarifying disclosure. Solely for ease of reference in this email, the new language has been underlined. Please contact Tom Conner (tconner@reedsmith.com or 202 414 9208) or me with any questions.
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          MANAGING YOUR WITHDRAWALS. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this rider, your annual withdrawals (including any withdrawal charge) cannot exceed the Annual Benefit Payment each Contract Year. In other words, you should not take Excess Withdrawals. IF YOU DO TAKE AN EXCESS WITHDRAWAL, WE WILL RECALCULATE THE BENEFIT BASE IN THE SAME PROPORTION THAT THE WITHDRAWAL (INCLUDING ANY WITHDRAWAL CHARGE) REDUCES THE ACCOUNT VALUE AND REDUCE THE ANNUAL BENEFIT PAYMENT TO THE NEW BENEFIT BASE MULTIPLIED BY THE APPLICABLE GLWB WITHDRAWAL RATE. In addition, you should not take withdrawals of any amount prior to the Lifetime Withdrawal Age; however, if your contract is issued while the
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          Minimum Issue Age is greater than the Lifetime Withdrawal Age,
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          withdrawals prior to the Lifetime Withdrawal Age are only possible if
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          you die and your spouse is younger than the Lifetime Withdrawal Age
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          and continues the contract and the GLWB under Spousal Continuation
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          (see "Spousal Continuation" below). IF YOU (OR YOUR SPOUSE AFTER
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          SPOUSAL CONTINUATION, IF APPLICABLE) TAKE A WITHDRAWAL PRIOR TO THE
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          LIFETIME WITHDRAWAL AGE, WE WILL RECALCULATE THE BENEFIT BASE IN THE
          SAME PROPORTION THAT THE WITHDRAWAL (INCLUDING ANY WITHDRAWAL CHARGE) REDUCES THE ACCOUNT VALUE. THESE REDUCTIONS IN THE BENEFIT BASE CAUSED BY WITHDRAWALS PRIOR TO THE LIFETIME WITHDRAWAL AGE, AND IN THE BENEFIT BASE AND THE ANNUAL BENEFIT PAYMENT CAUSED BY EXCESS WITHDRAWALS, MAY BE SIGNIFICANT. You are still eligible to receive lifetime payments so long as the Excess Withdrawal or withdrawal prior to the Lifetime Withdrawal Age did not cause your Account Value to decline to zero. AN EXCESS WITHDRAWAL (OR ANY WITHDRAWAL PRIOR TO THE
                                                                            ---
          LIFETIME WITHDRAWAL AGE) THAT REDUCES THE ACCOUNT VALUE TO ZERO WILL TERMINATE THE CONTRACT AND CAUSE LIFETIME PAYMENTS TO NOT BE AVAILABLE.

Best regards,

/s/ Peggy C. Heminger
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PEGGY C. HEMINGER
412.288.7204
pheminger@reedsmith.com
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REED SMITH LLP
Reed Smith Centre
225 Fifth Avenue

Pittsburgh, PA 15222
412.288.3131
Fax 412.288.3063

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